UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2012

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,

VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Building momentum in

Base Metals

Peter Beaven President Base Metals

27 June 2012

Escondida

Disclaimer

Building momentum in Base Metals, 27 June 2012 Slide 2

Forward looking statements

This presentation contains forward looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans,

strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward looking statements can be identified by the use of terminology such as „intend‟, „aim‟, „project‟, „anticipate‟, „estimate‟, „plan‟, „believe‟, „expect‟, „may‟, „should‟, „will‟, „continue‟

or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward looking statements.

These forward looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward looking statements.

For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines,

including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP

Billiton‟s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC‟s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.

No offer of securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on third party information

The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Disclaimer

Exploration Targets and Mineral Resources

This presentation includes information on Exploration Targets (Potential Mineralisation) and Mineral Resources. Mineral Resources are compiled by: L Soto (MAusIMM), M Cortes (MAusIMM) and R Preece (FAusIMM) – Escondida mineral district, J Céspedes (MAusIMM) – Cerro Colorado and Spence, R Preece (FAusIMM) – Antamina, and A Edwards (MAusIMM) – Cannington. This is based on Mineral Resource information in the BHP Billiton 2011 Annual Report for all assets, except Spence and the Escondida district Mineral Resource. Information for Spence is as at 31 December 2011 as disclosed in the BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011. Mineral Resource information for the Escondida district includes Pampa Escondida and Pinta Verde resources as disclosed in the BHP Billiton 2011 Annual Report and the Escondida and Chimborazo resources as at 31 December 2011 as disclosed in the BHP Billiton News Release dated 14 February 2012. All reports can be found at www.bhpbilliton.com.

Exploration Targets (Potential Mineralisation) are compiled by J des Rivieres (IGI) (Escondida has been previously reported in BHP Billiton's Bank of America Merrill Lynch Global Metals, Mining & Steel Conference Presentation, 15 May 2012).

All information is reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' (the JORC Code) by the above-mentioned persons who are employed by BHP Billiton and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources or Exploration Results under the JORC Code.

The compilers verify that this report is based on and fairly reflects the Exploration Targets and Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.

Mineral Resource classification and Potential Mineralisation Ranges (100% basis) for each province, where relevant, are contained in Table 1.

Table 1

Province	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	Range of Potential Mineralisation (Bt)			BHP Billiton interest
				Low	Mid	High	%
Escondida district	4,087 @ 0.72% Cu	4,991 @ 0.57% Cu	12,634 @ 0.47% Cu	16 @ 0.4-0.6% Cu	23 @ 0.4-0.6% Cu	43 @ 0.5-0.6% Cu	57.5
Cerro Colorado	153 @ 0.65% Cu	188 @ 0.66% Cu	83 @ 0.64% Cu	1.3 @ 0.35-0.45% Cu	1.7 @ 0.35-0.45% Cu	3.2 @ 0.35-0.45% Cu	100
Spence	241 @ 0.92% Cu	1,278 @ 0.47% Cu	1,174 @ 0.39% Cu	0.8 @ 0.4-0.5% Cu	1.2 @ 0.4-0.5% Cu	1.9 @ 0.4-0.5% Cu	100
Antamina	188 @ 0.85% Cu	1,018 @ 0.92% Cu	708 @ 0.73% Cu				33.75
Cannington	50 @ 248g/t Ag, 6.7% Pb, 3.4% Zn	17 @ 149g/t Ag, 4.7% Pb, 2.8% Zn	10 @ 125g/t Ag, 4.1% Pb, 2.4% Zn				100

The range of Potential Mineralisation is estimated from geological information including boreholes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. It should not be expected that the quality of the Potential Mineralisation is equivalent to that of the Mineral Resource.

Building momentum in Base Metals, 27 June 2012 Slide 3

Building momentum in Base Metals

Building momentum in Base Metals, 27 June 2012 Slide 4

Strong performance in health, safety, environment and the community

Our confidence in the long term outlook for copper

Delivering valuable growth in our Base Metals business

Low risk, high return projects are progressing well

The challenges facing the Chilean mining industry

Strong performance in health, safety,

environment and the community

Building momentum in Base Metals, 27 June 2012 Slide 5

Health

Focus on reducing exposure to silica, noise and acid mist

Monitoring and managing fatigue

Safety

No fatalities

Material risk management

Job safety observations

Promoting a culture of compliance

Field leadership

Environment

Reduce environmental footprint (energy and water efficiency)

Abatement curves for energy, water and carbon

Community

Focus on improving quality of life indicators

Escondida Foundation

Antamina Fund

Invested in excess of US$250 million in local communities over the last five years

Spence

Cerro Colorado

Japon School Antofagasta

Safety is a core value for BHP Billiton

Building momentum in Base Metals, 27 June 2012 Slide 6

Total Recordable Injury Frequency

(12 month rolling average)

0

3

6

9

FY06 FY07² FY08² FY09 FY10² FY11 FY12³

BHP Billiton

Base Metals¹

1. Excludes Uranium Customer Sector Group (Olympic Dam).

2. Indicates a fatality occurred in the Base Metals Customer Sector Group during the reporting period.

3. TRIF up until 31 May 2012.

Demand evolves with economic development

Slide 7

Emerging economic growth will

transition from being investment to

consumption led

Steel intensity is expected to peak first

as the construction cycle matures

Commodities such as copper plateau

later in the industrialisation cycle

Energy and food demand is linked

with economic expansion in a more

linear fashion

Diversification will provide more

opportunities to create long term

shareholder value

Intensity trends evolve with economic development

(US intensity index1)

China’s share of global demand

(CY11, %)

Source: World Bank; Brook Hunt – a Wood Mackenzie Company; CRU; IISI; Global Insight; CISA; World Steel Association; JBS; IEA; BHP Billiton analysis.

1. The demand intensity index represents volume consumption per capita, with 1972 consumption representing 100 for electricity, and 1968 consumption representing 100 for the other commodities.

GDP per capita

(2005 real US$‟000, PPP basis)

0

20

40

60

Met coal

Iron ore

Aluminium

Copper

Potash

Crude oil

Uranium

50

100

150

200

0 10 20 30 40 50

Electricity

Steel

Copper

Emerging

economies

Developed

economies Meat

Building momentum in Base Metals, 27 June 2012

Robust long term Chinese copper demand growth

Building momentum in Base Metals, 27 June 2012 Slide 8

(50)

50

150

250

350

450

2000 2005 2011

Domestic mine Concentrate imports

Cathode imports Other imports

Scrap Inventory change

Underlying long term Chinese demand is strong

(index 2000=100)

Source: China Customs; BHP Billiton analysis.

(20)

0

20

40

60

80

Feb 09 Nov 09 Aug 10 May 11 Feb 12

Semis output

Refined supply

Source: NBS; China Customs.

Chinese inventory cycle creates short term volatility

(% change YoY, 3 month moving average)

12% CAGR

Copper remains a material of choice

Building momentum in Base Metals, 27 June 2012 Slide 9

Copper is a material of choice

– energy efficient

– carbon sensitive

Overall substitution remains small (~2%

of the global market), especially in high

volume sectors

Even at a price ratio of 4:1 for

copper:aluminium, substitution has not

significantly increased penetration

The copper industry is evolving to

defend market share

Substitution losses by key market sector1

Source: ICA; CRU International.

1. Percentage shown represents share of product market lost in 2011.

4%

3%

14%

4%

7%

2%

1%

2%

0 20 40 60 80

Commercial tube

Alloy rod & bar

Telecom cable

Utility power cable

Plumbing tube

Non-insulated uses of

wire rod

Industrial power cable

Electric motors

Substitution tonnage loss in 2011

(thousand tonnes)

0

5

10

15

20

25

30

2000

Supply

reduction

Effective

demand

2011

Supply

reduction

Effective

demand

2025

0.0

0.2

0.4

0.6

0.8

1.0

1.2

1980 1989 1998 2007 2016 2025

Copper: a longer term supply challenge

Building momentum in Base Metals, 27 June 2012 Slide 10

Grade decline constrains the supply response

(% copper in process feed)

Historical Forecast

Source: Brook Hunt – a Wood Mackenzie Company.

Strong effective1 copper demand growth

(million tonnes per annum)

Source: CRU; Brook Hunt – a Wood Mackenzie Company.

1. Effective demand combines forecast market demand growth and the anticipated supply reduction from existing operations.

+15 mt

Underlying

3% CAGR

Effective

+5% CAGR

A world class Base Metals business

Building momentum in Base Metals, 27 June 2012 Slide 11

Santiago - Chile

Headquarters

Singapore

Marketing Hub

Santiago - Chile

Project Hub

Olympic Dam - Australia

Copper - Uranium

Pampa Norte - Chile

Cerro Colorado and Spence

Copper

Pinto Valley - USA

Copper

Cannington - Australia

Silver - Lead - Zinc

Execution

Antamina Expansion

Antamina - Peru

Copper - Zinc

Execution

Escondida Ore Access

Laguna Seca Debottlenecking

Escondida Organic Growth Project 1

Escondida Oxide Leach Area Project

Escondida - Chile

Copper

Note: Includes producing assets and major projects in execution.

Base Metals CSG operation

Uranium CSG operation

Largest copper mine in the world

4,000 employees and 10,000 contractors

Material movement in excess of 1.5 mtpd,

over 50% more than our Western Australia

Iron Ore business

Two pits feeding two concentrators

(Los Colorados and Laguna Seca) and two

leaching operations (oxide and sulphide)

Two cathode producing electrowinning plants

Port facilities with capacity to export over

1 mtpa of copper in concentrate

Copper production guidance for FY121

unchanged with a substantial uplift forecast

in the June 2012 quarter

Escondida: the world’s leading copper mine

Building momentum in Base Metals, 27 June 2012 Slide 12

1. Escondida FY12 production is forecast to be marginally lower than FY11 with volumes weighted to the second half. BHP Billiton interest in Escondida is 57.5%.

Laguna Seca concentrator Los Colorados concentrator

Electrowinning plants Coloso Port

Escondida and Escondida Norte pits

Significant increase in valuable Escondida mineral district resources



B
115000 N
Zaldivar Lease
Escondida Norte
Pinta Verde
Pampa Escondida
110000 N
Escondida
105000 N
15000 E
A

- Significant increase in Escondida mineral district resources including
  - 129% increase reported in FY11[1]
  - a further 11% increase reported in February 2012[1]
- High quality resource base with 21.7 bt @ 0.54% copper[1]
- Open cut development potential and long term underground opportunity



4000 L
3000 L
2000 L
1000 L
0 L
A
Escondida
Pampa Escondida
Escondida Norte
B
Sears Tower 527m
Petronas Towers 452m
Longitudinal section
Pit (December 2011)
Undifferentiated porphyry (schematic)
TCu > 0.7%
Zaldivar Lease
Open pit limit for declared Mineral Resource. Material of TCu > 0.3% outside the pit limit is included in the Potential Mineralisation stated on slide 3.
Deep drill holes
TCu > 0.3%

1. BHP Billiton 2011 Annual Report and BHP Billiton News Release dated 14 February 2012. Refer to disclaimer on slide 3 as presented on 27 June 2012. Declared resources in the Escondida Norte and Pinta Verde deposits are constrained to those within Minera Escondida Limitada mining rights.

Building momentum in Base Metals, 27 June 2012

Slide 13

Delivering low risk, high return volume growth

Building momentum in Base Metals, 27 June 2012 Slide 14

Escondida Ore Access on track for completion in

the June 2012 quarter, providing access to high

grade ore (over 1% copper head grade)

Escondida Organic Growth Project 1 (OGP1)

approved in the March 2012 quarter with

commissioning scheduled for CY15

Targeting copper production of over 1.3 mt in

FY15 (100% basis)

1. H1 FY12 production annualised, indexed to 100.

0

100

200

H1 FY12¹ FY15e

Significant growth in Escondida copper production

(index annualised H1 FY12, BHP Billiton share)

High

grade

ore

Antamina

Escondida IV

OGP12

0

15,000

30,000

0 40 80 120 160

OGP1 generates strong returns

Building momentum in Base Metals, 27 June 2012 Slide 15

Construction of a new concentrator with

152 ktpd processing capacity

– located adjacent to the existing

Laguna Seca concentrator

High return project with a competitive

level of capital intensity

Maximises value by

– achieving early access to high

grade ore located underneath the

Los Colorados concentrator

– increasing throughput capacity by

approximately 50 ktpd1

Will be the standard concentrator

design for Base Metals

Processing capacity

(thousand tonnes per day)

Capital intensity

(US$/tonne per day)

Source: Bechtel.

1. Includes incremental capacity from the Laguna Seca debottlenecking project and the new 152 ktpd plant that will replace the Los Colorados concentrator.

2. The OGP1 capital intensity calculation is based on costs related to the basic concentrator process facilities only and excludes costs related to infrastructure such as reclaim conveying systems, tailings, administration buildings and warehouses. Capital intensity calculations performed on the same basis for the peer group.

Laguna Seca concentrator

New 152 ktpd concentrator (OGP1)

OGP1 – setting a new benchmark for the industry

Laguna Seca debottlenecking project

Pampa Norte combination a major success

Building momentum in Base Metals, 27 June 2012 Slide 16

Combined Spence and Cerro Colorado

operations into a single asset

– allows sharing of best practices and

critical skills

– complementary oxide and secondary

sulphide leach operations

24% of BHP Billiton copper production in FY11

Current production capacity

– approximately 180 ktpa of copper at Spence1

– approximately 95 ktpa of copper at

Cerro Colorado1

Plant debottlenecking completed at both Spence

and Cerro Colorado during FY12

– increased processing capacity at Spence to

61 ktpd (from 56 ktpd)

– increased processing capacity at

Cerro Colorado to 55 ktpd (from 52 ktpd)

Source: 1. BHP Billiton interest in both Spence and Cerro Colorado is 100%. BHP Billiton.

Hypogene zone provides a significant opportunity for Pampa Norte bhpbilliton
resourcing the future

- Spence North Phase Access project completed during FY12
  - allows early access to higher grade ore by accelerating waste stripping
- Progressing pre-feasibility studies for the Spence Hypogene project
  - potential for open pit access to more than 2 bt of sulphide resources[1] that could be processed through a new 95 ktpd concentrator
- Hypogene mineralisation at Cerro Colorado is in the early stages of characterisation
  - potential for exploitation through either leaching or concentration

Spence, Chile[2]



Cerro Colorado, Chile[3]


1 km
> 0.3% Cu

1. Open pit limit for declared Sulphide Mineral Resource as reported in the BHP Billiton Exploration and Development Report for the quarter ended 31 December 2011.
2. Perspective view of the Spence Mineral Resources as of 31 December 2011, showing drill data (vertical lines), limit of +0.2% Cu as chalcopyrite and open pit limit of declared resources. Material of TCu > 0.2% outside the pit limit is included in the Potential Mineralisation stated on slide 3. Pit dimensions are approximately 4km x 1km x 0.5km in depth.
3. Plan view map of Hypogene sulphides underlying the declared supergene mineral resources. This material is included in the Potential Mineralisation stated on slide 3.

Building momentum in Base Metals, 27 June 2012
Slide 17

Antamina: large, long life, low cost and

expandable

Slide 18

Located in the Peruvian Andes at 4,300 m

above sea level

Polymetallic skarn ore body (copper, zinc,

molybdenum, silver and lead)

A world class and leading base metals

operation on a copper equivalent basis

Producing a higher proportion of copper

versus zinc (a ratio of approximately 70:30)

Production guidance for CY12 of

approximately 425 kt of copper and

approximately 200 kt of zinc (100% basis1)

Positioned at the bottom of the cost curve

benefiting from by-product credits

Building momentum in Base Metals, 27 June 2012

1. BHP Billiton interest in Antamina is 33.75%.

Antamina expansion is ramping up

Building momentum in Base Metals, 27 June 2012 Slide 19

Expansion project increases ore

processing capacity to 130 ktpd and

generates strong investment returns

– 92% complete at the end of May 2012

– delivered incremental production in

the March 2012 quarter

Components to complete

– molybdenum plant, fresh water pond

and last orders of mine equipment

Debottlenecking opportunities beyond

130 ktpd being considered

Cannington: the world’s largest silver and

lead mine

Building momentum in Base Metals, 27 June 2012 Slide 20

Single underground operation with

processing capacity of over 3 mtpa1

One of the lowest cost producers of

silver and lead

Access to markets through BHP Billiton

owned port infrastructure

Two saleable products (lead and zinc

concentrates)

– high metal content

– low impurities

Highly cash generative asset

– average EBITDA to operating

assets of 3.5 times over the

last 5 years

Top 10 silver producers

(CY11 production, million ounces)

Source: Company reports, contained silver in production.

42 41

27

22

21

20

19

15

15

32

Fresnillo plc

KGHM Polska Miedz

Cannington Mine

Goldcorp Inc

Pan American Silver Corp

Volcan Cia. Minera

Polymetal International plc

Coeur d’Alene Mines Corp

Cia. De Minas Buenaventura

Hochschild Mining plc

1. BHP Billiton interest in Cannington is 100%.

Southern

Zone

Orebody

Northern

Zone

Orebody

Cannington’s resource provides significant

scope to increase the life of mine

Building momentum in Base Metals, 27 June 2012 Slide 21

Significant expansion of near surface

resource of 19 mt1

Option to significantly extend life of mine by

more than 20 years with the staged

development of an open pit

Potential to increase processing capacity to

5 mtpa

Ready access to outbound supply chain

capacity utilising existing road, rail and port

infrastructure

1. Open cut Mineral Resources contained within the Northern Zone pit limit, exclusive of underground resources and reserves reported in the BHP Billiton 2011 Annual Report.

Cannington open cut Mineral Resources of 19 mt is included in the Table 1 on slide 3 as presented on 27 June 2012. Refer to disclaimer on slide 3.

2. Vertical projection of the Cannington mineral inventory, classified as Measured, Indicated or Inferred as per the 2004 JORC Code, and depleted by previous production stopes.

Northern Zone pit limits are based on a current feasibility-stage project and is used as the basis for Open Cut Mineral Resource declaration. The Southern Zone open pit limit is currently in concept-stage study and is not used as a basis for resource declaration.

Cannington2

Cannington1

Pinto Valley: a low risk and low complexity restart

Building momentum in Base Metals, 27 June 2012 Slide 22

Restart announced in February 2012 with

expected start up of operations by end CY12

Investment of US$195 million1 for a low risk,

low complexity and quick payback project

(facilities in place)

Produces copper and molybdenum

concentrate

Capacity of 60 ktpa1 of copper in concentrate

Five year production plan in place with further

extension options available

1. BHP Billiton interest in Pinto Valley is 100%.

Chile: the importance of power and water

Building momentum in Base Metals, 27 June 2012 Slide 23

Power

Our power requirements in Chile (Northern Grid –

SING) are fully secured for the next four years

Ongoing tender process for long term power

requirements with contracts expected to be closed

during FY13

Options include various combinations of conventional

coal, gas generation and renewable sources

Water

Surface and ground water is scarce in Northern Chile

Current water supply for our operations is mainly

sourced from underground aquifers

The use of sea water is being prioritised with

associated studies underway

Source: BHP Billiton.

Chile: industry wide labour challenges and

cost pressures

Building momentum in Base Metals, 27 June 2012 Slide 24

Labour

Availability of qualified labour for both

operations and projects is a key challenge

Productivity is lower in Chile compared to

other mining jurisdictions

BHP Billiton‟s Santiago Project Hub provides

a stable platform for the development of

project people

Labour contracts for our three operations are

scheduled to be renegotiated during CY13

Costs

Increased mining and reconstruction activity

has tightened the supply of key raw materials

We are focused on capital and operating

costs improvement

Our competitive position on the cost curve is

important in this environment

bhpbilliton

resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: June 27, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary